                                  Filed by Abington Bancorp, Inc.
                                  (Commission File No. 0-16018)

                                  Pursuant to Rule 425 Under
                                  the Securities Act of 1933
                                  and deemed filed pursuant
                                  to Rule 14a-12 under the
                                  Securities Exchange Act of
                                  1934

                                  Subject Company: Massachusetts Fincorp, Inc. (Commission File No. 0-24791)

                                  Date:  April 10, 2002








                              For Immediate Release
                        For Further Information, Contact:

                            At Abington Bancorp, Inc.
                    Robert M. Lallo, Executive Vice President
                           and Chief Financial Officer
                                 (781) 982-3200

Page 2
Abington Acquires Massachusetts Fincorp.
April 9, 2002

[ABINGTON BANCORP, INC. LOGO] ABINGTON BANCORP, INC.

                                  NEWS RELEASE

                              FOR IMMEDIATE RELEASE

FOR:     Abington Bancorp, Inc.             CONTACT: Robert M. Lallo
         536 Washington Street                       Chief Financial Officer
         Abington, MA  02351                         (781) 982-4473
         www.abingtonsavings.com
         and
         Massachusetts Fincorp, Inc.        CONTACT: Eric L. Pearson
         70 Quincy Avenue                            Treasurer
         Quincy, MA 02169                            (617) 769-1161


         ABINGTON BANCORP TO ACQUIRE MASSACHUSETTS FINCORP

Abington and Quincy, Massachusetts -- BUSINESS WIRE - April 10, 2002 - Abington Bancorp, Inc. (NASDAQ NMS: ABBK), the holding company for Abington Savings Bank (the "Bank") and Massachusetts Fincorp, Inc. announced today they have signed a definitive agreement by which Abington Bancorp, Inc. will acquire Massachusetts Fincorp, Inc. (OTC BB: MAFN), parent company of Massachusetts Co-Operative Bank with three branches in the Greater Boston area, for $30.00 per share in cash and Abington stock for a total purchase price of $17.3 million. The transaction is valued at 160% of Massachusetts Fincorp's book value per share at December 31, 2001 and 19.9 times earnings per share of Massachusetts Fincorp for 2001. The purchase price represents a 38% premium to Massachusetts Fincorp's closing price on April 9, 2002.The Bank will remain "Well Capitalized" by current Regulatory standards at the time the transaction is closed.

                                     -more-


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Page 3
Abington Acquires Massachusetts Fincorp.
April 9, 2002

Massachusetts Fincorp stockholders will be permitted to elect either Abington shares or cash, with the mix of consideration fixed at 60% stock and 40% cash. Individual shareholder elections will be prorated to the extent necessary to maintain this mix of consideration. The transaction is intended to qualify as a reorganization for federal income tax purposes, with the result that stockholders who exchange their Massachusetts Fincorp stock for Abington Bancorp stock will do so on a tax-free basis to the extent they receive stock. Massachusetts Fincorp stockholders who receive Abington stock will also be entitled to receive dividends paid by Abington. In 2001, Abington paid dividends at an annual rate of $.40 per share. Massachusetts Fincorp does not currently pay a cash dividend.

"Massachusetts Co-Operative Bank is a natural geographic extension of our current market area. Its addition will augment our already successful core deposit growth," said James P. McDonough, Abington Bancorp Chairman and Chief Executive Officer. "When the transaction is completed later this year, Abington Savings Bank will have total assets approaching $1 billion, providing us with sufficient scale to compete even more aggressively for both consumer and small business relationships. The employees of Massachusetts Co-Operative Bank are an important part of their communities and we look forward to welcoming them into the Abington Savings Bank family."

"One particularly attractive attribute of the markets served by the three Massachusetts Co-Operative Bank branches is the level of small business activity they feature," continued Mr. McDonough. "We believe we can make significant inroads serving this vital customer group given our attractive product line and leadership in SBA lending."

                                     -more-

Page 4
Abington Acquires Massachusetts Fincorp.
April 9, 2002

"Abington Savings Bank's reputation for excellent customer service and its commitment to the communities it serves played a large role in our decision to select them as our merger partner," said Paul C. Green, Massachusetts Fincorp Chairman and Chief Executive Officer. "We see Abington Savings Bank as just the right size: large enough for our customers to benefit from their extensive branch network and wide array of products and services, yet not so big as to be impersonal and institutional. Our stockholders will receive a substantial premium, as well as the ability to participate in the future growth of the Massachusetts banking industry through ownership of Abington shares. We are confident that joining forces to create a larger, stronger banking organization will also benefit our customers and employees over the long term."


The definitive agreement has been approved by the Boards of Directors of both companies. The transaction is subject to all required regulatory approvals, the approval by shareholders of both companies and other customary conditions. The transaction is expected to close by the end of the third quarter of 2002, with operational integration to follow soon after.

"We believe we have created an optimal financial structure for this transaction to provide Massachusetts Fincorp's shareholders with a significant premium, while ensuring Abington Bancorp's continued financial performance. We expect to achieve approximately $1.6 million in annual cost savings, principally from consolidating technology and eliminating redundant functions," said Robert M. Lallo, Abington Bancorp's Executive Vice President and Chief Financial Officer. Mr. Lallo also noted that Abington expects

                                     -more-


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Page 5
Abington Acquires Massachusetts Fincorp.
April 9, 2002

transaction costs of approximately $1.7 million in connection with the acquisition, the majority of which will increase Abington's goodwill, a smaller portion of which will be one-time transaction expenses being charged to earnings in the quarter in which the merger closes.

Mr. Lallo added, "Given the current business and economic trends, we remain comfortable with our previous earnings guidance of $1.75 per share in earnings in 2002. Looking to 2003, we anticipate the acquisition of Massachusetts Fincorp will add to Abington's earnings."

Separately, Abington Bancorp noted that it expects to report its first quarter results on April 16th at the market opening.

At December 31, 2001, Massachusetts Fincorp had total assets of $121 million, deposits of $101 million, loans of $83 million and shareholders' equity of $10 million. Shares outstanding total approximately 525,000. Massachusetts Fincorp has three banking offices located in Boston, East Milton and Quincy.

At December 31, 2001, Abington Bancorp had total assets of $770 million, deposits of $497 million, loans of $403 million and shareholders' equity of $39 million. Shares outstanding totaled approximately 3.2 million. Abington Savings Bank is a Massachusetts-chartered savings bank with offices in Abington, Brockton, Canton, Cohasset, Halifax, Hanover, Hanson, Holbrook, Hull, Kingston, Pembroke, Randolph and Whitman. Its deposits are insured by the Federal Deposit Insurance Corporation and Depositors Insurance Fund.


                                     -more-

Page 6
Abington Acquires Massachusetts Fincorp.
April 9, 2002

Financial advisors for Massachusetts Fincorp were Keefe Bruyette and Woods, and for Abington Bancorp, McConnell Budd & Romano.

This press release contains forward-looking statements with respect to the financial condition, results of operations and business of Abington upon consummation of the acquisition of Massachusetts Fincorp, including statements relating to: (a) the estimated cost savings and accretion to reported earnings that will be realized from the acquisition and (b) the merger charges expected to be incurred in connection with the acquisition. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities:
(1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs of difficulties related to the integration of the businesses of Abington and Massachusetts Fincorp are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which Abington will be doing business, are less favorable than expected; or (7) legislation or changes in regulatory requirements adversely affect the businesses in which Abington would be engaged. Abington and Massachusetts Fincorp will be filing relevant documents concerning the merger with the Securities and Exchange Commission, including a registration statement on Form S-4 containing a prospectus/joint proxy statement. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge on the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Abington will be available free of charge from the Clerk of Abington (Lewis Paragona, Clerk, Abington Bancorp, Inc., 536 Washington Street, Abington, Massachusetts 02351, telephone (781) 982-3200), and documents filed with the SEC by Massachusetts Fincorp will be available free of charge from the Corporate Secretary of Massachusetts Fincorp (Renee Czajkowski, 70 Quincy Avenue, Quincy, MA 02169, telephone (617) 769-1100). The Directors and Executive Officers of Massachusetts Fincorp and Abington Bancorp may be deemed to be participants in the solicitation of proxies to approve the merger. Information about the Directors and Executive Officers of Massachusetts Fincorp and ownership of Massachusetts Fincorp common stock is set forth in Massachusetts Fincorp's proxy statement as filed with the SEC on April 20, 2001. Information about the Directors and Executive Officers of Abington Bancorp and ownership of Abington Bancorp common stock is set forth in Abington Bancorp's proxy statement as filed with the SEC on April 20, 2001. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/joint proxy statement regarding the proposed acquisition when it becomes available. MASSACHUSETTS FINCORP AND ABINGTON BANCORP SHAREHOLDERS SHOULD READ THE PROSPECTUS/JOINTPROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

                                     -more-

Page 7
Abington Acquires Massachusetts Fincorp.
April 9, 2002

              ABINGTON BANCORP ACQUISITION OF MASSACHUSETTS FINCORP

                                   FACT SHEET

THE PURCHASE: all outstanding shares of Massachusetts Fincorp. (OTCBB: MAFN) by Abington Bancorp (NASDAQNMS: ABBK).

FINANCIAL CONSIDERATION: total value of $30.00 per share, in cash and shares of ABBK stock.

MIX OF CONSIDERATION: fixed at 60 percent ABBK stock and 40 percent cash overall. Individual shareholders have the ability to elect cash or stock, but final allocations will be pro rated to achieve the desired mix.

SOURCE OF SHARES: ABBK expects to issue approximately 590,000 shares.

DETERMINATION OF AVERAGE CLOSING PRICE: average of the closing bid and asked prices of ABBK shares for 10 consecutive trading days ending on the closing date, discarding the two highest asked prices and the two lowest bid prices and averaging the remaining bid and asked prices.

CONVERSION FORMULA: The conversion ratio is determined based on the average of the closing bid and asked prices of ABBK shares for 10 consecutive trading days ending on April 9, discarding the two highest asked prices and the two lowest bid prices, and averaging the remaining closing bid and asked prices. Assuming that price is $16.86 per share, if the average closing price of ABBK is more than $18.55, the conversion ratio is .909. If the average closing price is below $15.17, the conversion ratio is 1.111. If the average closing price is in between these two values, the conversion ratio is $16.86 divided by the average closing price.

DIVIDEND POLICY: ABBK currently pays a quarterly cash dividend amounting to an annual rate of $0.40 per share. MAFN currently pays no cash dividend.

TAX CONSIDERATIONS: the transaction is intended to qualify as a reorganization for federal income tax purposes, with the result that to the extent shareholders receive ABBK stock, the transaction is on a tax-free basis. Any cash received in the transaction creates a taxable event.

BOARD REPRESENTATION: ABBK intends to expand its board from 12 to 14 members following the completion of the transaction, to add two yet undetermined representatives from MAFN.

FINANCIAL ADVISORS: Keefe Bruyette & Woods for MAFN, McConnell Budd & Romano for ABBK.

EXPECTED TIMETABLE: Filing of the S-4 is expected to take place in the second quarter. After the S-4 has been declared effective by the Securities and Exchange Commission, proxy materials will be mailed to the shareholders of each company. It is anticipated that the closing will take place by the end of the third quarter, assuming that all required regulatory and shareholder approvals have been obtained and other customary closing conditions have been satisfied or waived.

APPROVALS NEEDED: Approval by a majority of the outstanding shareholders of each company. Approval by both companies' boards has already occurred. Regulatory approvals and/or waivers include Massachusetts Bank Commissioner, the Federal Reserve Board, the Securities & Exchange Commission, Office of Thrift Supervision, Federal Deposit Insurance Corporation, the Cooperative Central Bank, the Depositors Insurance Fund, the Massachusetts Board of Bank Incorporation and the Massachusetts Housing Partnership Fund.


                          Financial and Operating Data


--------------------------- ------------------------ ----------------------
($ IN MILLIONS AT 12/31/01)           ABBK                   MAFN
--------------------------- ------------------------ ----------------------
ASSETS                                         $770                   $121
--------------------------- ------------------------ ----------------------
DEPOSITS                                       $497                   $101
--------------------------- ------------------------ ----------------------
LOANS                                          $403                    $83
--------------------------- ------------------------ ----------------------
SHAREHOLDERS' EQUITY                            $39                    $10
--------------------------- ------------------------ ----------------------
SHARES OUTSTANDING                      3.2 MILLION                525,000
--------------------------- ------------------------ ----------------------


This press release contains forward-looking statements with respect to the financial condition, results of operations and business of Abington upon consummation of the acquisition of Massachusetts Fincorp, including statements relating to: (a) the estimated cost savings and accretion to reported earnings that will be realized from the acquisition and (b) the merger charges expected to be incurred in connection with the acquisition. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities:
(1) estimated cost savings from the acquisition cannot be fully

                                     -more-

Page 8
Abington Acquires Massachusetts Fincorp.
April 9, 2002

realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs of difficulties related to the integration of the businesses of Abington and Massachusetts Fincorp are greater than expected;
(5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which Abington will be doing business, are less favorable than expected; or (7) legislation or changes in regulatory requirements adversely affect the businesses in which Abington would be engaged. Abington and Massachusetts Fincorp will be filing relevant documents concerning the merger with the Securities and Exchange Commission, including a registration statement on Form S-4 containing a prospectus/joint proxy statement. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge on the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Abington will be available free of charge from the Clerk of Abington (Lewis Paragona, Clerk, Abington Bancorp, Inc., 536 Washington Street, Abington, Massachusetts 02351, telephone (781) 982-3200), and documents filed with the SEC by Massachusetts Fincorp will be available free of charge from the Corporate Secretary of Massachusetts Fincorp (Renee Czajkowski, 70 Quincy Avenue, Quincy, MA 02169, telephone (617) 769-1100). The Directors and executive officers of Massachusetts Fincorp and Abington Bancorp may be deemed to be participants in the solicitation of proxies to approve the merger. Information about the Directors and executive officers of Massachusetts Fincorp and ownership of Massachusetts Fincorp common stock is set forth in Massachusetts Fincorp's proxy statement as filed with the SEC on April 20, 2001. Information about the Directors and executive officers of Abington Bancorp and ownership of Abington Bancorp common stock is set forth in Abington Bancorp's proxy statement as filed with the SEC on April 20, 2001. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/joint proxy statement regarding the proposed acquisition when it becomes available. MASSACHUSETTS FINCORP AND ABINGTON BANCORP SHAREHOLDERS SHOULD READ THE PROSPECTUS/JOINT PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.


                                       ###